                                                               Exhibit 99.(b)(4)



                                    APPRAISAL

                                       Of


                                  SUPER 8 MOTEL
                                2408 Rudkin Road
                              Union Gap, Washington



                                     As of:


                                 January 1, 1999




                                 Authorized by:



                                  Karl Schaffer
                         U.S. Bancorp Appraisal Division
                               Seattle, Washington



                                  Prepared by:


                               E. Bates McKee, MAI
                              Charles B. McKee, MAI


                                 MCKEE & SCHALKA
               Real Estate Appraisal Services & Consultants, Inc.
                          701 Fifth Avenue, Suite 6750
                            Seattle, Washington 98104

                               Reference No. 8218

                                 McKEE & SCHALKA
               REAL ESTATE APPRAISAL SERVICES & CONSULTAINTS, INC.
             701 Fifth Avenue, Suite 6750, Seattle, Washington 98104
                   Telephone (206) 343-8909 Fax (206) 386-5777

                                December 6, 1998


Karl Schaffer
Senior Income Property Appraiser
U.S. Bancorp, Appraisal Division
1301 Fifth Avenue, Mezzanine Level
Seattle, Washington 98101


NAME:                                YAKIMA SUPER 8 MOTEL
DESCRIPTION:                         95-ROOM LIMITED SERVICE MOTEL
ADDRESS:                             2605 RUDKIN ROAD
MUNICIPALITY:                        UNION GAP, WASHINGTON
REAL PROPERTY DESCRIPTION:           YAKIMA COUNTY APN NO. 191205-21401; 191205-21403
OTHER PROPERTY DESCRIPTION           PERSONAL PROPERTY TAX ACCOUNT NUMBER 500000-10108 8218
MCKEE & SCHALKA REFERENCE NO.:       8218

USBADW FILE NO.:                     A98-534

Dear Mr. Schaffer:

We have prepared the attached appraisal report for the subject property. The subject is a 95-unit lodging facility which is located at 2605 Rudkin Road in Union Gap, Washington. The purpose of this appraisal is to estimate the Market Value of the leasehold interest of the subject property. The site on which the improvements are located is subject to a g-round lease which has approximately 36 years remaining. The definition of Market Value used in this appraisal is found in the Appraisal Description of the attached report.

The accompanying complete appraisal report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) and the Appraisal Standards implemented by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA). This appraisal has been prepared in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, and is subject to the Assumptions, Certification & Limiting Conditions contained in this report, as well as specific assumptions contained herein. This report has also been


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
Transmittal Letter
Super 8 Motel, Union Gap, WA
McKee & Schalka Reference No.:8218
December 6, 1998
Page 2


prepared in accordance with the appraisal guidelines of U.S. Bancorp. Mr. E. Bates McKee, MAI and Mr. Charles B. McKee, MAI are both Washington State Certified General Real Estate Appraisers.

In the course of this appraisal we have both substantially participated in the analysis and valuation. Mr. Charles McKee has personally inspected tile subject property. Significant information and assistance have been provided by other sources, including sources cited herein, and by other associates of McKee & Schalka, Inc. As a result of our investigation and analysis, our conclusion is:


                                                          EFFECTIVE                    VALUE
                  DESCRIPTIVE                          VALUATION DATE               CONCLUSION
                  -----------                          --------------               ----------
CURRENT MARKET VALUE - LEASEHOLD ESTATE                    1/1/99                   $2,080,000



The above value estimate is commensurate with a reasonable marketing and exposure time of one year. The market value includes furnishings, fixtures, and equipment (F,F,&E), including both permanently affixed real estate, and personal property. The contributory value of F,F,&E is estimated to be $300,000, which includes personal property of $210,000.

Respectfully submitted,
E. Bates McKee, MAI
Charles B.  McKee, MAI


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
                  CERTIFICATION, DISCLOSURE AND USE RESTRICTION


CERTIFICATION

I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF:

o       The statements of fact contained in this report are true and correct.

o The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions-

o I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

o My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

o My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

o Ms. Heather Hake Woodside has made a personal inspection of the property that is the subject of this report.

o Mr. Bates McKee has not made a personal inspection of the property that is the subject of this report.

o No one provided significant professional assistance to the person(s) signing this report, with the exception of other associates of McKee & Schalka, Inc.

o The reported analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

o The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

o As of the date of this report, Mr. E. Bates McKee, MAI has completed the requirements of the continuing education program of the Appraisal Institute.

o The appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

RESTRICTION UPON DISCLOSURE & USE:

Disclosure of the contents of this appraisal report is governed by the By-Laws & Regulations of the Appraisal Institute.

Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser or the firm with which
(s)he is connected, or any
reference to the Appraisal Institute or to the MAI designation) shall be disseminated to the public through advertising media, public relations media, news media, sales media or any other public means of communication without the prior written consent and approval of the undersigned. No part of this report or any of the conclusions may be included in any offering statement, memorandum, prospectus or registration without the prior written consent of the appraiser. This appraisal is intended for use only by the client identified in the Transmittal Letter, and may not be transmitted or communicated to any other party without the specific written permission of McKee & Schalka, Inc.


-------------------------------             -------------------------------
Signature of Appraiser                      Signature of Appraiser

                   GENERAL ASSUMPTIONS AND LIMITING CONDITIONS


The attached report may only be used or reviewed in its entirety. No individual pages, portions, analyses or conclusions may be separated from the complete report or verbally disseminated without transmittal of the entire report. The report is intended solely for the review and use by the client identified in the Transmittal Letter, and may not be transferred to any other party without the specific written permission of McKee & Schalka, Inc. Certain aspects of the report (including analysis methodology, spreadsheets, textual formatting and content) are considered the exclusive intellectual property of McKee & Schalka, Inc. All rights are reserved.

The following General Assumptions and Limiting Conditions are supplemented by additional specific assumptions and limiting conditions identified in the attached report.

It is assumed that there are no hidden or unapparent conditions of the property, subsoil, structures, or environment (including asbestos, formaldehyde, radon, soil contamination, structural conditions, legal compliance including zoning and Americans With Disabilities Act compliance, title or legal conditions, mineral or other valuable conditions or rights, or unknown soils, hydrological, or environmental factors) that render it more or less valuable. We have no expertise in any of these areas, and we specifically counsel the client to perform additional investigation by qualified experts. No responsibility is assumed for such conditions or for arranging the studies that may be required to discover them.

The liability of McKee & Schalka, Inc. and its employees is limited to the client only, and only to the extent of the fee actually contracted for.

The value conclusions are the result of integration of the entire appraisal process, including multiple methodologies, approaches and analyses. Any specific errors or omissions may or may not change the value conclusions.

The appraiser is not required to give further consultation, testimony or attendance in court by reason of this appraisal unless arrangements have been previously made.

The information furnished by others is believed to be reliable, but no warranty is given for its accuracy.

The forecasts, projections and estimates contained in this report are based on current market conditions, anticipated short-term supply and demand factors, and a stable economy. These forecasts are, therefore, subject to changes with future conditions. The analyses and conclusions are valid only as of the date of transmittal of the report.

The appraiser has made no survey of the property and assumes no responsibility in connection with such matters. Any sketch or identified survey of the property included in this report, is only for the purpose of assisting the reader to visualize the property.

No responsibility is assumed for the legal description or for matters including legal or title considerations. The property is appraised free and clear of any or all liens or encumbrances, unless otherwise stated. Title to the property is assumed to be good and marketable.

Responsible ownership and competent management are assumed.

The allocation of total value to land, buildings, or any fractional part or interest as shown in this report, is invalidated if used separately or in conjunction with any other appraisal.


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
                          [TABLE OF CONTENTS AND INDEX]

                            LIST OF MAPS AND FIGURES

                        SUMMARY OF IMPORTANT CONCLUSIONS


NAME OF PROPERTY                           SUPER 8 MOTEL - YAKIMA
ADDRESS:                                   2605 RUDKIN ROAD
MUNICIPALITY                               UNION GAP, WASHINGTON
YAKIMA COUNTY PARCEL NOS:                  191205-21401; 191205-21403; 500000-10108

PROPERTY DESCRIPTION:                      95-ROOM, 3-STORY LIMITED-SERVICE MOTEL
CONSTRUCTION:                              WOOD FRAME
SIZE:                                      40,065SF GBA
AGE;                                       ORIGINAL CONSTRUCTION 1985; EXPANDED IN 1992
CURRENT STATUS:                            OPERATED AS FRANCHISE AFFILIATED SUPER 8 MOTEL

APPRAISERS:                                E. BATES MCKEE, MAI
                                           CHARLES B. MCKEE, MAI
MCKEE & SCHALKA REFERENCE NO:              8218
USBADW REFERENCE NO:                       A98-534
EFFECTIVE DATE OF APPRAISAL:               1/1/99
DATE OF REPORT PREPARATION:                12/6/98
PROPERTY RIGHTS APPRAISED:                 LEASEHOLD ESTATE
PURPOSE AND USE OF APPRAISAL:              ESTIMATE MARKET VALUE FOR ASSET EVALUATION
TYPE OF APPRAISAL:                         COMPLETE
TYPE OF REPORT:                            SELF-CONTAINED
SIGNED CERTIFICATION:                      ATTACHED
ASSUMPTIONS AND LIMITATIONS:               ATTACHED
SCOPE OF APPRAISAL:                        COMPREHENSIVE DATA COLLECTION; SALE COMPARISON AND
                                           INCOME APPROACHES USED
HIGHEST AND BEST USE:                      CONTINUED MAINTENANCE AND OPERATION AS
                                           FRANCHISE-AFFILIATED LODGING FACILITY
LEASEHOLD SALE COMPARISON APPROACH
VALUE:                                     $2,160,000
LEASEHOLD INCOME APPROACH VALUE:
                                           $1,990,00
RECONCILED LEASEHOLD VALUE                 $2,080,000 ($22,947/ROOM)
ESTIMATE:


COMMENTS

The subject of this appraisal is the 95-room Super 8 Motel located in Union Gap, Washington. This is a 3-story, wood frame, limited-service motel. The property was originally constructed in 1985, and subsequently expanded in 1992. It has been well maintained and managed. Typical of other Super 8 properties the subject has fairly small rooms and limited common areas, and a functional layout with an interior entrance configuration. The property has an indoor pool and spa area.

The improvements are located on a 3.57-acre site which is not owned in fee simple but is leased. The lease has approximately 36 years remaining (including extension options) and this appraisal addresses the market value of the leasehold estate. The site is located directly adjacent to Highway 82, at the Union Gap freeway interchange just south of Yakima. Yakima is a relatively stable market in terms of demand for rooms, but over the past few years has experienced a significant increase in new supply. This includes 5 new hotels built since 1994 which have added about 20% to the competitive supply of rooms, which has led directly to a corresponding decline in occupancy at most existing facilities, the subject included. This has been only slightly offset by the modest increase in average daily rate (ADR), and by slight increases in hotel revenue overall in this market, which have averaged about 1.5% over the last 3 years. The near-term future will likely see occupancies at about current levels once the new properties stabilize, with new supply in the near-term unlikely. We have forecast 1999 occupancy for the subject at 55% with an ADR of $49.50, which results in a total rooms revenue nearly identical to that which the subject achieved over the last 12 months.

As the basis for the valuation of the property we used the Sale Comparison and Income Approaches and did not use a Cost Approach. For an existing established motel property of this size and age, purchasers are primarily interested in the income characteristics and the market price for similar properties. For the Sale Comparison Approach we reviewed a wide variety of hotel transactions in Washington and Oregon, and used five for direct comparison with the subject. The subject would be marketable if available for sale, and we have placed some emphasis on the indications from this approach. The Income Approach is considered compelling, based on detailed income and expense history for the subject property over the past several years and a reasoned local and regional market analysis. Both approaches required direct consideration and downward adjustment for the land lease encumbering the subject site, which requires substantial rental payments and eventual lack of ownership at the end of the lease in 36 years. In the end, we gave consideration to both approaches in our final value estimate.


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
                           [SUBJECT PHOTOGRAPHS] (8)]

                              APPRAISAL DESCRIPTION


IDENTITY OF PROPERTY

The subject is an existing 95-room lodging facility known as the Yakima Super 8 Motel. It is located at 2605 Rudkin Road in Union Gap, Washington.

LEGAL DESCRIPTION

We have not been provided with a rifle report for the subject property. A legal description for the subject property is contained in the land lease agreements, copies of which are included in the Addenda. The property can also be legally described as Yakima County tax lots 19120521401, 191205-21403, and personal property account #500000-10108.

It is our understanding that access to the subject is via an ingress/egress easement from Rudkin Road. We assume that there are no other easements or unapparent title or legal considerations which affect the value or utility of the subject site.

PURPOSE OF APPRAISAL

The purpose of this appraisal is to estimate the Market Value of the subject property. following is the definition of Market Value according to OCC Regulation 12 CFR Part 34.42:

                "Market Value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

        (1)     Buyer and seller are typically motivated;

        (2) Both parties are well informed or well advised, and each acting in what they consider their own best interests;

        (3)     A reasonable time is allowed for exposure in the open market;

        (4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and


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
        (5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

FUNCTION OF APPRAISAL

It is our understanding that the function of this appraisal is to assist in decisions regarding financing and asset valuation of the property.

PROPERTY RIGHTS APPRAISED

This is an appraisal of the leasehold estate of the subject property. The improvements are located on land which are subject to long term land leases. The first lease was signed in 1984 prior to the construction of the original improvements, with a lease subsequently entered into for the adjacent site prior to the expansion of the property in 1992. Both leases have identical expiration dates of July 2034 after option extension. The leases are fully net to the owner of the improvements for all expenses including property taxes, insurance, and other costs, and the first lease has CPI-based escalations every 3 years, while the second lease has annual 5% increases. The subject owner has a first right of refusal if the underlying land is sold, but otherwise holds no purchase options. At the termination of the lease, the improvements revert to the lessor. A financial analysis regarding the value implications of the land lease including a forecast of future land lease payments and total value loss due to the land lease is included later in this report.

UNAVAILABILITY OF INFORMATION

We have not been provided with an environmental report, title report, structural inspection report, or a hydrologic or soils report. We are not expert in any of these areas, and generally rely on the technical reports of qualified personnel. We specifically assume that there are no unapparent conditions which affect the value or utility of the property.

ADA COMPLIANCE

We have not been provided with any information regarding the compliance of the subject property with the Americans With Disabilities Act (ADA). As a public lodging facility, the property may be expected to meet increased standards for access and other accommodation. ADA compliance standards are evolutionary and subject to legal and practical interpretation, and some future continued cost and upgrade for the subject would be expected. We have considered these issues in our valuation of the property. We are not experts in ADA compliance issues and specifically assume that there are no unapparent conditions with regard to ADA compliance which affect the value or utility of the property.

ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal is subject to the General Assumptions and Limiting Conditions found at the beginning of this report, as well as specific assumptions noted herein.


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
SCOPE OF APPRAISAL

This appraisal is not limited m scope, and uses both the Sale Comparison and Income Approaches to value. The Cost Approach has not been employed in our valuation process. Current purchasers of similar properties are primarily interested in the income characteristics of the property, and focus on the Income Approach and Sale Comparison Approach when determining an appropriate purchase price. Also, the age of the improvements and subsequent renovation make an exact estimation of accrued depreciation unreliable. Therefore the Cost Approach has not been used, since it would not have had any bearing on the reconciled market value for the property.

In the course of this appraisal Mr. Charles McKee has personally inspected the subject property. In addition we have evaluated the local neighborhood and surrounding areas; surveyed the competitive lodging facilities within this market; and reviewed historical data and income and expenses for other similar properties. We have also carefully reviewed and analyzed the subject's income and expense history over the past several years. We have spoken with the subject's owners, manager, and other property managers, owners, and government officials within this market. We have researched and evaluated the sales of other lodging facilities, both locally and throughout the Pacific Northwest. Overall, the scope of the research and analysis contained in this appraisal is substantial, and in our opinion adequate to support the value conclusion.

COMPETENCY

We are competent to appraise the subject property. We have considerable experience in the analysis and valuation of lodging facilities throughout the region, and have appraised several other lodging facilities in the subject's market area. Please refer to the Scope of Appraisal, the Appraiser's Qualifications and Experience Data in the Addenda, and the research and presentation embodied in this report for verification of competency.

HISTORY AND CURRENT STATUS OF PROPERTY

A land lease for the site was entered into in 1984, and the original improvements were completed in 1985. In 1992 a 36-room addition was built, with a second land lease entered into as described above. The property has been owned continuously and operated as a Super 8 Motel since the time of the original construction. The subject was offered for sale in 1998, along with a portfolio of about 25 other Super 8 properties located in Washington, Oregon and Alaska, with an asking price of about $91 million. It is our understanding that several parties expressed interest in the properties, with the highest offer at about $81 million. This interest did not result in either transaction or indications for individual properties, and the interested parties bidding on the portfolio are different than the likely purchaser profile for the subject property individually. The properties are not currently offered for sale, and we are not aware of any current or pending purchase offers, listings, or agreements.

REASONABLE EXPOSURE TIME AND MARKETING TIME

The value conclusion in this report is as of the effective date of this appraisal, and assumes that a reasonable exposure time has preceded that effective date. Thus the value is consistent with expected transaction on that effective date after prior marketing. Exposure time is the period of time that would reasonably have preceded transaction of the property at the appraised value on the date of appraisal. The reasonable marketing time discussed in this section is that period which would be expected to be incurred to market the property in the current environment as of the date of the appraisal report, with the marketing to occur subsequently. Thus the value conclusion is not necessarily the subsequent value that would be anticipated for transaction of the property after the future marketing period.

It is our conclusion that the subject property would be marketable if available for sale. The improvements range between about 6 and 13 years in age, and appear to have been well maintained. The subject has just completed a significant renovation to most of the rooms and common areas, and should continue to be competitive within its market segment for the foreseeable future. The quality and limited-service orientation make it attractive to the owner operator segment, who continue to be active in the hotel market.

Regionally there continues to be significant sales activity for this property type. Over the past several years the market activity of hotel properties increased, as REITs and other entities had increased interest. More recently this institutional interest declined over the last half-year. While interest from this segment of purchasers declined, smaller income investors and owner operators continue to be active. On a single-property basis this would be the subject's primary market segment, and the subject improvements would be quite marketable to this segment.

Negative factors include a location in a secondary market which has recently experienced significant increases in supply, and a corresponding decrease in occupancy. The subject, while having a proven income stream, has had a decline in gross revenue. The other significant negative factor in the marketability relates to the land leases, and loss of improvements at the end of the lease term. At about 36 years remaining this begins to become a significant factor, and would tend to offset the otherwise stronger marketability of the subject.

After consideration of these factors we have estimated a marketing and exposure time of one year or less, and the value conclusion is consistent with that estimate.

DATE OF INSPECTION

December 3, 1998

DATE OF APPRAISAL PREPARATION

December 6, 1998

EFFECTIVE DATE OF VALUE ESTIMATE

January 1, 1999

                               [NEIGHBORHOOD MAP]

                         NEIGHBORHOOD AND LODGING MARKET


REGIONAL OVERVIEW

The subject is located in the small incorporated city of Union Gap. Union Gap is adjacent to the south edge of the City of Yakima in Yakima County in the south central part of the state of Washington. The estimated 1998 populations for Union Gap, Yakima, and the County are

                   Union Gap                     5,340
                   City of Yakima                64,290
                   Yakima County                 210,500


The city of Yakima is the largest city in the county in terms of population and the largest commercial and industrial center. Union Gap, although separately incorporated, is economically a part of the urban area which includes the City of Yakima and the immediately surrounding areas.

The Yakima County economy is heavily oriented toward agriculture, including fruit, vegetables, and livestock. Agricultural jobs are the largest segment of the job market, and the majority of economic activity is either agriculturally or service-oriented. The county population has been growing between about 1.0% and 2.5% each year since 1990. We expect continued gradual population growth, and we expect agriculture to continue to be the primary, economic base. A more complete regional description is attached in the Addenda.

NEIGHBORHOOD OVERVIEW

Please refer to the neighborhood map on the facing page for visualization of the location of the subject within this neighborhood. The subject is located in Union Gap, at the south edge of the greater Yakima area. The subject is located directly adjacent to the west side of Highway 82 about 4 miles south of the Yakima CBD. This location is at the SW quadrant of the Valley Mall Blvd/Highway 82 interchange, the only interchange in Union Gap. The dominant commercial land use in this neighborhood is the Valley Mall, the development of which has shifted much of the retail focus south towards Union Gap from Yakima. Valley Mall is located two blocks northwest of the subject, just north of Valley Mall Blvd and east of 1st St.

Major retailers in and around the Valley Mall include Sears, Eagle Hardware, ShopKo, Office Depot, Future Shop, Costco, and Top Foods. While there has been some discussion of a second major mall being built at the east end of Yakima in the future, the prospects of this are uncertain, and the likelihood is that the Union Gap neighborhood will continue to be a major focus of retail activity for Yakima.

The subject's specific location is at the south edge of the retail district just south of Valley Mall Blvd. between Rudkin Road and Interstate 82. The subject is immediately surrounded by a Denny's restaurant to the west, with an older Quality Inn motel, Arco gas station/mini-mart and Settlers Inn restaurant further west across Rudkin Road. To the north is ShopKo, Eagle, SeaGalley restaurant, with a Days Inn hotel and truckstop further north. To the south and southwest is a vacant lot, and further south is a State Patrol office. Traffic counts along Highway 82 in the vicinity of the subject are as follows:

                                 TRAFFIC COUNTS


                                                                             AVG. ANNUAL
       LOCATION            1994        1995          1996          1997        CHANGE
       --------            ----        ----          ----          ----      -----------
 I-82 S. Of Nob Hill      32,000      33,000        34,000        37,000        +5.2%
 Blvd.


Overall the subject has a strong location within this neighborhood. The direct highway visibility and good access are positive factors for a lodging facility, as is the proximity to numerous restaurants and other services. The emergence of this area as a primary retail location is also a positive factor, offsetting the somewhat removed location relative to downtown Yakima and the main ho' .-1 areas.

OVERVIEW OF LODGING MARKET

The Yakima area lodging market is fairly self-contained, with nearly all of the facilities located within the city limits of either Yakima or Union Gap. As previously discussed, these two cities effectively operate as a single metropolitan area, centered around the Yakima CBD. In total, there are about 2,100 hotel/motel rooms in the area, the majority of which are contained within about 20 primary lodging facilities.

The motel properties are centered around three specific submarkets. The largest concentration of motels is located along the North First Street Corridor which stretches from Interstate-82 in the north to the Yakima CBD in the south. This stretch of about 1.5 miles contains about half of the competitive facilities, and these are mostly older properties developed from the late 1950s to the early 1970s, when 1st Street was a major north/south corridor through Yakima. Many of these older properties are 2-story exterior entrance facilities, and all are in the budget to moderate class price range, with the exception of the Doubletree Hotel-Yakima Valley which is a full service facility.

The second primary submarket is the Yakima Avenue corridor, which basically runs through downtown from First Street in the west past Interstate-82 to the east. This corridor contains most of the larger hotels and has also seen the majority of the recent development in Yakima. These hotels primarily serve the retail and commercial core of the city as well as the Yakima Convention Center, which is centrally located near these lodging facilities. In general, these

                    [HISTOR OF HOTEL/MOTEL ROOM SALES TABLES]

CBD properties have the highest room rates and appear to have the strongest occupancy statistics, largely as a result of the significant amount of convention business in Yakima.

The final primary submarket is the subject's Union Gap area located about four miles south of the Yakima CBD. The properties in this market are centered around the Interstate 82 interchange, which is a major service and retail oriented neighborhood at the south edge of the Yakima metropolitan area. There are only three competitive properties in this submarket, which includes the subject Super 8 at 95 rooms, the adjacent Quality Inn (former Huntley Inn) at 86 rooms, and the 114 room Days Inn located 1/4 mile to the north. Of these the subject has the strongest location in terms of freeway access and visibility, although the Days Inn benefits from an adjacent truckstop with the same ownership. All three Union Gap properties offer truck parking, which is an important demand segment in this market.

A wide variety of factors contribute to the demand for motel rooms in this area. Primary among these is the local commercial activity, as Yakima serves as the primary economic, social, and administrative focus for Yakima county. The county's economy is driven primarily by agriculture and related activities, and the population has experienced fairly steady modest increases over the past decade, increasing just over 1% annually. Another important element which drives local room sales is convention business. Several factors have contributed to this increased demand segment, including the increased utilization of the Yakima Convention Center, which contains about 14,500sf of meeting space and was recently renovated. Positive factors in Yakima's ability to attract regional convention business include Yakima's reputation for excellent climate, and a central location relative to other cities in Washington.

Other significant demand factors aside from local commercial business and conventions include truckers, and visitors to Yakima for sports tournaments. This is a particularly large market segment in Yakima due to the weather, central location, and good sporting facilities, and Yakima hosts numerous annual tournaments, as well as the Central Washington State Fair. Tourism also plays an important role in room sales and has been gradually expanding over the past decade. Partly this is a result of destination visitation for activities such as hunting and fishing, camping and hiking, and winery touring. The Yakima Valley wineries to the south have become a tourist destination within the region and this segment will likely continue to expand in the future. The primary tourist-oriented business however comes mainly from transient travelers along Interstate 82, and as a stopping point between other Eastern Washington and Oregon locations and the greater Seattle area. This is a factor both during the summer tourist season, and intermittently during the winter during periods of bad weather. The subject's specific location is a positive factor for this segment, particularly for northbound traffic, for which the subject represents the first visible option.

Other demand generators include the Yakima Sundome, (which is relatively underutilized), the Yakima Speedway, and historically the horse racing track. The recent announcement that this will be closing down is a negative factor, as is the recent announcement that Boise Cascade will close their plywood plant in 1999.

           [HOTEL ROOM REVENUE HISTORY IN THE PACIFIC NORTHWEST TABLE]

HISTORY OF HOTEL/MOTEL ROOM SALES

The figure on the previous page summarizes the history of hotel and motel room sales revenues for the city of Yakima and Yakima County over the last 14 years. The source of these figures is the State of Washington's Hotel/Motel Tax Revenue Reports. The individual annual figures show significant variation. This is the result of numerous factors, including fluctuations in conventions, tourism, and weather related factors. In addition, the figures reflect actual room revenue tax collections from the facilities rather than ___ obligations, which sometimes results in individual variations due to delinquent tax revenue collections.

As the figures show, the overall lodging market has shown modest increases over this entire period, averaging about 6%/year. More recently, following the large increases in the early 1990's the figures have been relatively flat. Over the last two years the average increase for the city has been 1.2%, while the county as a whole has been nearly flat. The figures for the first 8 months of 1998 are slightly more positive, showing 1.9% and 1.5% respectively.

These figures need to be viewed in the historical context of substantial increases in supply over the past 5 years. As will be subsequently outlined, five new hotels have opened since 1994, adding approximately 20% to the competitive supply in this market. During this period the room revenue has increased only about 5%, resulting in a substantial decline in revenue for existing facilities. This is reflected both in declining occupancies in this market, and in average daily rate (ADR) increases that have been more modest than in most markets in the region. This market-wide decline in occupancy has been mirrored in the subject's figures over this time period, with occupancies declining from a high of 78.3% in 1994 to the most recent 12 months figure of 56.2%.

Other indications of regional trends comes from a review of Trends in the Hotel Industry, a publication by PKF Consulting most recently dated October 1998. This survey, summarized on the facing page, includes 140 Washington properties that total 20,129 rooms, and is divided by sub-areas for the Washington market. The "Tri-Cities and Central Washington" lodging market had an average occupancy of 58.8% for the first 10 months of 1998, virtually the same as the 58.7% in the previous year. The average daily room rate declined from $57.99 to $57.11. Thus the average Revenue per Available Room (RevPar) was $33.58, down 1.3% from the same period in 1997. RevPar had declined 3.4% in the preceding period from 1996 to 1997. Figures for Eastern Washington were similarly stagnant, but for the state as a whole a slight decline in average occupancy was more than offset by ADR increases, and average RevPar was up by 6.3%. In general, the urbanized areas showed increases, while the more rural markets were fiat to slightly declining. By size and rate, the smaller and lower-rate properties had the lowest increases. In summary, on a same facility basis, properties in the subject location, size and rate classification were amongst the lowest performing properties in Washington State.

NEW SUPPLY

The recent additions in the Yakima Market include the 74 room Best Western Peppertree Motel along the N. 1st St. corridor, and the 107 room Oxford Suites on the east side of Highway 82,

  [WASHINGTON AND OREGON SUPER 8 MOTELS 1997-1998 OPERATING STATISTICS TABLE] both of which were added in 1995. In 1997 the 49 room Budget Suites was built, and in June 1998 the 88-room Holiday Inn Express was opened, both in the CBD area near the convention center. Other recent additions include the development of the 59 room Comfort Inn Suites, the first property developed along the 40"' St corridor on the west side. In total, these additions in supply represent 377 additional rooms, or an increase in supply of about 18%.

Given the relatively flat room revenue figures for Yakima, further increases in supply in the short to medium term are unlikely. Although some of the newer problems appear to be performing well, (most notably Holiday Inn Express and Oxford Suites), the average occupancy in this market has declined substantially. Given the relatively stable demand segments and very modest historical ADR increases, new construction does not appear feasible at this time, and this situation is unlikely to change within the next few years.

NORTHWEST SUPER 8 STATISTICS

Please refer to the figures on the facing page which show the operating statistics for 22 Washington and Oregon Super 8 properties under the same management as the subject. The exhibit shows the occupancies, ADR, and RevPar for the period Nov. 1997 - Oct. 1998, and also compares these with the previous 12 months. These chain-wide statistics show an average RevPar of $28.37 over the past 12 months, which is down 1.1% over the previous figures. The average chain-wide occupancy was 56.8%, which is nearly identical to the subjects occupancy over this period. The ADR at the subject was slightly lower than average, with the subject showing one of the larger declines in room revenue over this period at 5.5%. This is a direct result of the new supply in this market, combined with the relatively fiat growth in total market revenue.

CONCLUSION AND FORECAST OF SUBJECT ROOM REVENUE

All of the indications show a very flat lodging market in Yakima, with gradual increases in demand and ADR, but declining RevPar for existing properties. This has resulted from oversupply of new hotel rooms over the past several years, which has resulted in declines in occupancies at existing facilities. Given the magnitude of the supply increases the subject's income history looks fairly typical, particularly given no substantial renovation over that period. The fact that the new properties are at or near stabilization now, combined with the subject's recent renovations, should stop the recent decline in occupancy. For the market as a whole we would expect to see modest increases in rooms revenue overall, due to small expansions in demand along with some achievable ADR increases.

Please refer to the Income Approach later in the report, wherein we will discuss the detailed history of revenue for the subject, and the directly competitive local hotels. After consideration of all of these factors we have forecast the subject's 1999 occupancy at 55.0%, with an ADR of $49.50. This results in a RevPar forecast of $27.23, nearly identical to what the property achieved over the past 12 months. For the near-term future we would expect a gradual increase in rooms revenue, as a result both of the renovations making the property more competitive, and modest increases in the market as a whole.

                     [SITE MAP ON THE REVERSE OF THIS PAGE]

                                SITE DESCRIPTION


LAND AREA AND SHAPE                 Please refer to the Site Map on the facing
                                    page. The subject site is a fairly
                                    rectangular-shaped and consists of 2 tax parcels, identified on the map as "Land
                                    Lease - Lot 1" arid "Land Lease - Lot 3".
                                    The total land area of the subject site is about 3.57 acres or 155,509sf, according to assessor records. This area excludes the easement to Rudkin Road.

ACCESS & STREET FRONTAGE            Valley Mall Boulevard, adjacent to the north
                                    of the subject property, is a 3-lane major arterial roadway. It has a full interchange with Interstate 82, which is adjacent to the east of the subject property. Primary access to the subject is provided from Rudkin Road, a 60' wide minor arterial located 200' west of the subject. The 40'-wide paved access easement area provides the direct access to the subject site from Rudkin Road.

TOPOGRAPHY & SOIL CONDITIONS        The subject site is fairly level and at
                                    grade with the surrounding streets. It is currently developed with the existing
                                    3-story motel building. We have not been provided with a soils report for the subject property. We assume that the sub-surface soils are adequate to, support the existing improvements, and that there are no unapparent drainage or soil problems.

ENVIRONMENTAL CONDITIONS            We have not received any information
                                    regarding environmental conditions at the subject site. We are not experts in these areas, and it is a specific assumption of this report that there are no unusual environmental conditions which materially impact the value or utility of the property.

UTILITIES                           The subject property is fully serviced by
                                    public utilities, including water, sewer, electricity, telephone and cable television.

ZONING The subject property is zoned "C-1" (Commercial District) in the City of Union Gap. Under this designation, motels are permitted outright. There is a minimum lot size of 5,000sf and a maximum building height of four stories or 451. Setback requirements are minimal. Signage is limited to one sign per parcel. The subject property appears to fully conform with the "C-1" zoning code.


ASSESSMENT AND TAXES                Land                  $362,000
                                    Improvements:         $1,669,000

                                    Personal Property:    $108,386
                                    Total:                $2,139,386

                                    1998 Property Taxes:  $27,549.__
                                    Average Tax Rate:         1.288%

SUMMARY                             The subject site is a fully functional
                                    commercial site.

                                 [SITE PLAN MAP]

                            IMPROVEMENTS DESCRIPTION


GENERAL DESCRIPTION

The following description of improvements is based on our inspection of the subject improvements, as well as review of available plans and discussions with the subject property owners and managers. The Site Plan on the facing page shows the lay out of the improvements on the subject site. Please refer to the subject photographs at the beginning of this report which also show these Improvements. Copies of the available building plans are provided at the end of this section.

OPERATOR

The subject property is operated as a Super 8 Motel franchise.

GENERAL DESCRIPTION OF THE IMPROVEMENTS:

The Yakima Super 8 Motel is a 95-room, 3-story, average-class motel. The improvements originally consisted of a 62 room structure which was built in 1985. The Building was expanded in 1992 to its current configuration which has a total gross building area of 40,065sf or 421sf/room. Typical of other Super 8 properties, the subject has fairly small rooms and limited common areas, and a functional layout with an interior entrance configuration. The property includes a swimming pool and spa area and there is adequate parking for cars and substantial truck parking in the truck parking area in the south portion of the subject site.

GUEST ROOMS

There are a total of 95 guest rooms. These rooms are divided between 60 doubles, 34 singles and one suite. Typical single rooms are about 12' x 26', with a total room area of between 248sf and 285sf. Typical double rooms are about 12' x 26', for a typical area of 312sf to 344sf.

INTERNAL LAYOUT, PUBLIC CIRCULATION & FACILITIES

The motel building is three stories, with the lobby, registration area and administrative offices at entrance level, between the ground level and the first level. The upper floors are accessed via internal stairways on the east and west ends of the buildings. The rooms are situated on either, side of the central corridor on each floor, with the single rooms mostly on the south side, and the doubles on the north side. Other public areas include a meeting room with a 32 person capacity, guest laundry facilities, and a pool and patio area.

STRUCTURE

The foundation is steel-reinforced concrete slab on matt and spread footings. The building is wood frame.

EXTERIOR WALLS

The exterior walls are 7/8" stucco, over 2' x 4' studs on 16" centers, windows are double-pane insulated glass

INTERIOR WALLS AND PARTITIONS

Interior walls are gypsum wallboard covered with thin-wall plaster. Party walls consist of gypsum wallboard over RC channels, with batt insulation and thin-wall plaster exterior.

FLOOR COVERINGS, CEILINGS & LIGHTING

Average-quality wall-to-wall carpet is the floor covering in the quest rooms and public areas, including the lobby and registration area, administrative offices, stairs and hallways. Vinyl flooring is the floor covering in the guest bath-rooms, laundry room and other motel service areas. Ceilings are gypsum wall-board with thin plaster covering in most areas. Lighting fixtures are generally incandescent In the guest rooms, with both incandescent and fluorescent lighting in the public areas. Skylighting provides additional natural light in the pool area.

ROOF

Tile roof shingles on a pitched deck.

DOORS AND WINDOWS

The entrance doors are self-closing plate-glass doors set in aluminum frames. Interior doors are solid-core and hollow-core wood, with metal frames. Exterior windows are double-pane glass in aluminum frames

FIRE PROTECTION

Heat sensors connected to central alarm system, with individual smoke detectors in each guest room. The new portion of the building has a wet sprinkler system.

HEATING, VENTILATION & AIR CONDITIONING

Individual through-wall air conditioning units in the guest rooms

ROOM FURNISHINGS

Typical room furnishings include beds with frames and headboards, a straight-back seat and an arm chair, a vanity unit, a color television set, fixed and movable lights, art work, and an oak-framed mirror. The single rooms also include a table. These furnishings are custom built, and appear to be attractive and durable.

OTHER FEATURES

The subject improvements are generally of good quality and-attractive in appearance. Although Super 8 Motels offer relatively low room rates and basic amenities, compared with full-service motels and hotels, the quality of construction and detailed amenities are superior to budget-class motels. The average guest room size of the Yakima Super 8 is about 290sf, somewhat larger than the 250sf typical for a budget motel. Soundproofing is very good with light- weight concrete floors, and good soundproofing of party walls. The enclosed pool is a desirable amenity in a tourist-oriented motel market. Both the building itself and the furnishing and fixtures are attractive in appearance and should be durable over time.

RENOVATION AND CAPITAL IMPROVEMENT HISTORY

The subject improvements appear to be in very good condition and we are not aware of any areas of deferred maintenance. According to the property manager, 41 rooms have been recently completely rehabbed and 23 rooms were partially rehabbed. We note that 33 of the rooms were constructed in 1992 and are only six years old. In addition much of the common area was recarpeted. We have been provided with a summary of expenditures on the property over the last four years. The following table summarizes these amounts.


      YEAR                 AMOUNT
      ----                 ------
1995                       $47,091
1996                       $38,279
1997                         $ 916
1998                      $171,282
                          --------
Total                     $257,568
Per Room                    $2,711


Based on our analysis of cost new and the information above, we have estimated the contributory value of F,F&E at $300,000 or about $3,200/Room, including $210,000 in personal property value.

EFFECTIVE AGE/REMAINING ECONOMIC LIFE

The weighted average age of the subject is about 10 years which is consistent with our conclusion of the effective age of the improvements. According to the Marshall Valuation Service, the total useful life of the subject improvements would be estimated at 35 years. Therefore, the remaining economic life is estimated at 25 years.

SUMMARY

The improvements consist of a Super 8 Motel with an average effective age of about 10 years. The property has a fairly standard configuration for a limited-service motel with three floors of guest rooms on either side of a central corridor. The property is generally attractive in exterior appearance and includes a large amount of parking. Guest rooms have a standard configuration and moderately small sizes which are typical for a property with this orientation. The property appears to be in good condition for a motel of this age and has had significant recent expenditures on rooms and common area maintenance. This would result in an expectation for fairly modest short-term capital expenditures. With ongoing maintenance, the property should continue to be functional and competitive within its market segment.

[EXTERIOR ELEVATIONS SCHEMATIC DRAWINGS]

[BASEMENT FLOOR PLAN SCHEMATIC DRAWINGS]

[FIRST FLOOR PLAN SCHEMATIC DRAWING]

[TYPICAL ROOM FLOOR PLANS]

[LOWER LEVEL FLOOR PLAN - SCHEMATIC DRAWING]

HIGHEST AND BEST USE

"Highest & Best Use" is defined by the Appraisal Institute as:

1) The reasonable and probable use that supports the highest present value of vacant land or improved property, as defined, as of the date of the appraisal.

2) The reasonably probable and legal use of land or sites as though vacant, found to be physically possible, appropriately supported, financially feasible, and that results in the highest present land value.

3)      The most profitable use.

The concept of Highest end Best Use is based on the most profitable and valuable use. The Highest and Best Use must meet four criteria: it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS IF VACANT AND UNIMPROVED

The subject site is a regularly shaped, 3.57-acre site which is relatively flat and fully usable. It has a fairly unrestrictive zoning designation, and both the physical characteristics and the zoning would allow a wide variety of uses. The property is located in an established commercial area which is associated primarily with the nearby Interstate-5 freeway interchange. There are a wide variety of commercial and service-oriented establishments immediately surrounding the subject, including family and fast-food restaurants, service stations, stand-alone retail buildings and shopping centers, lodging facilities, and other uses.

Notable features at the subject site which would tend to shape its use include the specific location directly adjacent to Interstate 82, with freeway visibility. Other notable features include the fact that the subject has good access from Valley Mall Blvd and Rudkin Road. The size of the site would allow most forms of stand alone retail uses. Given the specifics of the site, the highest and best use would be a use that benefits most directly from the freeway exposure. This would include some form of lodging facility development or restaurant use. Both the size and orientation of the site make it suitable for these types of uses. In addition, there is ample evidence of both types of uses in the immediate vicinity of the subject.

The recent additions of supply result in a market which is over-supplied in the near term and new lodging facility construction is on likely feasible at this time. Over a longer term gradual increases in demand will eventually result in the feasibility of new construction. The feasibility of restaurant or other service uses would also depend on specific conditions with the general situation in balance at this time.

After considering all of this evidence, it is our opinion that the highest and best use for the subject property as if vacant and unimproved would be to hold the property for eventual development with a restaurant or limited-service motel.

HIGHEST AND BEST USE AS CURRENTLY IMPROVED

The site is currently improved with a 95-room, 3-story, limited-service lodging facility. The effective age of this property is about 10 years with a substantial 25 year estimated remaining useful life. The property has recently undergone substantial upgrading of rooms and common areas and is in good condition.

Although recent additions in supply have resulted in reduced occupancy at the subject, the property still has moderately strong operating statistics, and generates income greatly in excess of the current land value of the site. The property is fully functional in design, and differs relatively little from newer limited-service facilities of this price classification that have been recently constructed. The improvements are in reasonably good condition with no major items of deferred maintenance noted. With continued ongoing maintenance and periodic F,F,&E upgrades, the improvements should continue to remain competitive within its market segment for the foreseeable future.

Given these factors, it is our opinion that the highest and best use for the subject property as currently improved is for continued maintenance and operation as a franchise affiliated lodging facility.

[SALE COMPARISON PHOTOGRAPHS - Nos. 1 and 2]

[SALE COMPARISON PHOTOGRAPHS - Nos. 3 and 4]

[SALE COMPARISON PHOTOGRAPH - No. 5]

[SALE COMPARISON MAP]

[BACK SIDE OF SALE COMPARISON MAP: Yakima Super 8 Motel Sale Comparison Summary]

                            SALE COMPARISON APPROACH

The Sale Comparison Approach uses analysis of sales of comparable improved properties to derive units of comparison that are then used to indicate value for the subject. Our search for sales was broad, including most major markets in Washington State. Our selection of comparisons included considerable emphasis and understanding from the sales of properties we have previously appraised. The primary units of comparison in this analysis are price per room, price per square foot, and gross income multiplier. In addition, we have analyzed the capitalization rates for these transactions, which will be used in the subsequent Income Approach analysis.

Please refer to the exhibit on the facing page, which summarizes five transactions involving Washington State hotel properties. All of these transactions occurred in 1997 or 1998, and all represent transactions of limited service motels. All are highway-oriented properties that bracket the subject in terms of size, although the subject's age and quality are towards the upper end of the range. This is offset by the subject's market which is oversupplied and has relatively low occupancies, and which would be considered to be at the low end of the spectrum. Photographs of these comparisons and a map showing their location is found on the preceding pages, and additional details regarding these transactions is included in the Addenda.

SALE COMPARISONS

Sale Comparison No. 1 is the May 1998 transaction of the Quality Inn, which is located adjacent to the west of the subject in Union Gap. This 85-room property, was built in 1973 and represents one of the subject's two direct competitors in Union Gap. This exterior entrance facility was formerly operated as the Huntley Inn, and has historically had low occupancies and been a poor performer in the Yakima market. The new owner is an experienced regional operator primarily of Best Western motels, and indicated that this property had essentially zero net operating income at the time of sale. He estimated a 1998 occupancy at about 50% and average room rates slightly higher than the subject, with this property having much more variability in rates from winter to summer. The $1,955,000 purchase price was the equivalent of $23,000/room. Because of the exterior entrances and small room sizes, the value/sf was a relatively high $92.

Sale Comparison No. 2 is a very recent transaction of the Nendel's Renton, which sold in November 1998. This 130 room three-story interior entrance facility was built in 1986, and has historically not performed well and had previously been foreclosed upon. The property was purchased by an experienced Puget Sound area motel developer earlier in 1998, who subsequently purchased the land lease, performed about $125,000 in renovations, and re-sold the property to an owner-operator. The most recent fee simple purchase price at $4,900,000 was the equivalent of about $38,000/room, or about $99/sf. Like the subject this property exists in the submarket which is in the midst of substantial increases in supply, including a new hotel proposed for development directly adjacent. The 1997 occupancy for this property was about 60% at an ADR of about $46, indicating a RevPar almost identical to the subject. Despite the modest renovations prior to sale (at about $1,000/room) this property was still in below-average condition at the time of sale and would be considered inferior to the subject in terms of physical characteristics. The income prospects were superior, although likely to decline as the new competition stabilizes. Overall we believe this is a reasonably good indicator of market value for the subject on a S/room and $/sf basis. In addition the approximately 11% capitalization rate is a good indication of current required capitalization rates for a relatively large owner operated properties.

Comparison No. 3 is a recent transaction involving another Nendel's Inn, located in Chehalis, Washington. This is an older facility located along the Interstate-5 corridor about midway between Seattle and Portland. This exterior entrance facility has fairly basic rooms and limited amenities, and has not historically had strong revenue statistics. Like the subject, the property has excellent freeway visibility and good access. The purchase price at $2,275,000 is $32,500/room. We have specific confidential information regarding the income and expenses at this property at the time of sale, which indicated a relatively low capitalization rate of between 10% and 11%. Overall we believe this market to be quite similar in terms of achievable income, and this transaction is a reasonably good indicator of value for the subject. Given the relatively small room sizes and lack of common areas we believe the subject is worth more on a S/room basis, but slightly less on a $/sf basis.

Sale Comparison No. 4 is the EconoLodge in Fife. This somewhat older exterior entrance property is well situated with highway visibility. The property was purchased in December 1997 for $2,880,000 or about $28,000/room. The dated exterior configuration decreases the value. The average area per room and the income characteristics are slightly less than the subject. Thus the subject is more valuable per room.

The final comparison is the former Days Inn in Spokane, which subsequent to the transaction has been converted to a Motel 6. This property sold in March 1998 for $2,636,000, which is about $29,000/room. This property is a basic limited-service facility which would be considered inferior physically to the subject. It has a good location in the Spokane Valley submarket, with a reasonably good freeway-visible site. While the markets would be considered similar, the value of the subject would be more on both a S/room and $/sf basis due to the subject's higher quality, more modem improvements.

One additional sale comparison is worth considering at this time. The Silver Cloud Inn in Tukwila, south of Seattle, is a 120-room exterior entrance, limited service motel, constructed between 1980 and 1986. In 1997, this property had good operations at 75%occupancy at an ADR of about $52. It is situated on a leased land site of about 2.45 acres, with the lease expiring in 2039. An offer was tendered for this property within the last three months. The land lease is currently well below market, but adjusts to market in 2010. Using a similar methodology as will be subsequently used for the subject property, the sale price is adjusted to $6,200, 000, after adding about $1,000,000 for the loss in value represented by the leasehold. Based on this adjusted price, the equivalent fee simple offer is about $52,000/Room. Although this building is inferior to the subject property, with older construction, exterior entrance and outdoor pool, the Seattle area market is superior, and the value indication should not be used on a physical comparison basis. However, the financial comparison for the fee simple estate indicates the cap rate of 11.0%, and a GIM of 3.6. Based on the actual offer price for the leasehold position, the capitalization rate on the leasehold is 12.4%. This offer indicates the potential marketability of a leasehold position, and will be subsequently discussed in the Income Approach.

FEE SIMPLE SALE COMPARISON APPROACH CONCLUSIONS

The subject property is a relatively modern limited service property, with an indoor pool. It has a well-established income, which has declined significantly over the last several years as a result of a relatively stagnant market and new construction. Positive factors include the significant renovation of rooms and common areas in the last year, and the good highway visibility for the site. Negative factors include the secondary location, and the fact that the improvements are situated on leased land, which requires ongoing payments, and the eventual loss of ownership of the improvements. For the purpose of this analysis, we have first valued the subject property as if the land were owned fee simple (as with all of the sale comparisons), and next made an explicit adjustment for the loss in value as a result of the land lease.

Most recent purchasers of limited service hotels have been individual owner-operators, who may own one or several facilities. They often buy properties based on the gross income characteristics, and subsequently self-operate and manage the properties, sometimes with and sometimes without franchise affiliation. Thus a motel property represents an employment opportunity and a business venture of a manageable scale. Individually, the subject is too small to appeal to an institutional investor. Although the interest from the institutional and REIT segments in purchasing hotels has diminished substantially in the last year, other market interest in smaller lodging properties has remained fairly strong resulting in a stable and active market throughout 1998. Based on all of this evidence we have concluded that the subject would be marketable if available for sale.

The sale transactions bracket the property in terms of physical characteristics, market characteristics and income characteristics. Sale No. 1 appears anomalously low at $23,000/Room. This property is very near to the subject, although the exterior room configuration, considerably older age, and lack of direct highway visibility require positive adjustments relative to the subject. Also, the recent updating of the subject and the good facilities for truck parking, and the indoor pool all support upward adjustments to this comparison. Obviously, the fact that this property reportedly earned no net income would be a considerable concern for a purchaser.

The other four properties all provide much more consistent indications, ranging from $28,000/Room to $38,000/Room. The older exterior entrance facilities represented by sales 3, 4 and 5 indicate the low end of the range at about $30,000/Room. The property that is most similar to the subject physically, with a newer age and interior hallway configuration, is sale No. 2, at about $38,000/Room. As a group, the comparisons indicate a more consistent value on a price/sf basis, centering around $100/sf. For these types of properties, many purchasers talk

[SUPER 8 MOTEL - YAKIMA

Discounted Cash Flow Analysis - Land Leases (both parcels about Gross Income Multipliers (GIM), as they are most interested in the gross income characteristics. In urbanized areas, newer limited service properties are purchased on a GIM of about 4.2. Properties of about 10 years old may have a value of about 4.0 GIM, while properties older than 15 or 20 years may have a GIM of 3.7 or less. Older properties require a greater level of maintenance, and often require immediate capital expenditure for deferred maintenance, and thus the gross income is than less valuable than for a new property. Finally, in secondary non-urbanized locations, the GIM may be reduced by .2 - .5.

All of the sales provide some meaningful indications. Comparison No. 2 is most similar in terms of physical and income characteristics, but is located in a superior market. Comparison Nos. I and 5 have the most similar markets but are inferior properties. All of these transactions occurred in 1997 and 1998, and all are generally similar limited-service facilities. In addition, we had good information regarding the income characteristics at most of these properties, which gives greater reliability both to the market value conclusions and the indications for required capitalization rates.

The sale comparisons indicate a fee simple value of about $35,000/room, or about $3,330,000 in total. We have also analyzed the indications on a price/sf basis, with the comparisons indicating $95/sf, or $3,800,000 in total. In the final analysis, we have reconciled between these two indications and have estimated the subject's fee simple Sale Comparison Approach value at $3,500,000. As a final check of reasonableness we have considered the GIM of 3.7 which this value conclusion represents. While the comparisons range from 2.4 - 4.3, most indicate a range of 3.3 - 4.0. The subject is a well-maintained property with an effective age of about 10 years in a secondary market, and this indication appears reasonable.

In summary, the value indicated by the Sale Comparison Approach value as if owned in fee simple is $3,500,000.

LEASEHOLD ESTATE AND ADJUSTMENT TO FEE SIMPLE SALE COMPARISON VALUE

The current market value of the leasehold estate of the subject is less than the market value as if fee simple which has previously been estimated. This loss in value due to the leasehold has three different components. The first is the actual loss in net operating income over the term of the lease due to the land lease payments. Please note the exhibit on the facing page, which summarizes our analysis of the value implications of these future land lease payments. Please refer also to the Appraisal Description section for a discussion of the land leases which encumber the subject. Briefly, the land leases have about 36 years remaining once extension options are included. The two land leases have somewhat different payment clauses, with the first having CPI-based escalations every 3 years, which we have estimated at 2.5%. The second lease is somewhat more onerous, containing 5.0% annual escalations. The combined year one (1999) land lease payments are estimated at $98,569.

The land lease payments are then discounted back to a net present value as of January 1, 1999. The analysis runs through the expiration of the lease, assuming extension options are exercised by the owners of the motel. In this instance the future land lease payments have been discounted at an equity discount rate (IRR) of 12.0%. Discounting the future land lease payments results in a net present value for the land lease payments at about $1,120,000.

The second component that impacts the current leasehold value relative to fee simple value is the loss of reversion at the end of the lease. This could potentially include both the value of the underlying site, and any remaining value of the improvements at that time. Due to the long term nature of the land lease, the magnitude of this component in loss is relatively small, and not particularly sensitive to changes in assumptions which were made to estimate this value. Due to the length of the remaining lease term, the reversionary value of the improvements is somewhat uncertain, and depends to a large extent on the amount of subsequent renovations to the motel. In estimating the reversionary value loss, we have used a current fee simple property value estimate (based on the Sale and Income Approaches) of about $3,400,000. For the purpose of reversion calculation we have escalated this value at 2.0% annually. This loss in potential reversionary value has been discounted back to the present. This results in a current loss in value due to the loss in reversion at the end of the land lease at about $123,000. Thus the reversion represents only about 10% of the total value component, while the intervening land lease payments represent about 90%.

Totaling these figures results in a total economic value loss from the land lease of $1,242,349.

The final component in this loss of value is the negative impact on the marketability of the real estate as the result of the leased land. This type of investment is perceived both as more risky and more complicated than fee simple ownership. This results in negative market perception of leasehold properties particularly as the lease expiration date comes closer. In the case of the subject both the actual reversion loss and the loss resulting in market perception would be reduced because of the significant remaining lease term. After considering all of these factors, we have estimated the value loss due to the reduced marketability of the property at an additional 3.0% of the fee simple property value conclusion, or $102,000. Adding this to the economic value loss from the lease payments and loss of reversion, results in a total loss in value due to the leasehold estate at $1,340,000 when rounded.

This figure has been deducted from both the Sale Comparison and Income Approach fee simple value conclusions. Deducting this figure from the fee simple value estimate above results in a Sale Comparison value conclusion for the leasehold estate of $2,160,000.

CAPITALIZATION RATE

In the subsequent Income Approach analysis, the value has been estimated based on a capitalization of forecast year 1 net operating income (NOI). The capitalization rate expresses the relationship between the property's NOI and sale price. For determining the appropriate capitalization rate for the subject we have considered the indications from the sale comparisons as previously described.

The appropriate capitalization rate to be applied to a specific property depends on a wide variety of factors. These include the age of the property and expected near-term future capital costs, which are not reflected in any one year's net operating income. These rates are also affected by longer term income characteristics relative to the actual or forecast income at the time of sale. In addition, the required capitalization rate is strongly impacted by a potential purchaser's perception of volatility or risk in the future income characteristics, as well as the likely future marketability of the property.

For the subject, positive factors include the modest overall dollar value, which is low enough to be feasible for purchase by many owner-operators. There continues to be very strong demand from this market segment, and the subject would likely be quite marketable to this segment if available for sale. This is due to the strong physical characteristics, good specific location within a secondary market, and mid-priced limited service orientation. As numerous recent sales throughout the region demonstrate, these types of transactions often have relatively low capitalization rates after typical expenses for outside ownership are considered. Other positive factors include the subject's recent rooms renovations (which totaled about $258,000 over the last four years) and lack of deferred maintenance. This should result in low required near-term capital expenditures for the property. The other positive factors relates to the relatively modest occupancy in year 1 which has been forecast, at 55.0%. This is due to substantial increases in supply in this market which make significant increases unlikely in the short-term, but in a longer term context represents up-side potential in future NOI.

Negative factors which would tend to increase the required capitalization rate include the location in a secondary market, which would not be as attractive to potential income-oriented investors as more urbanized locations throughout the region. In addition, the large increases in supply this market has experienced is coupled only with modest future room revenue growth, leading to declining income at most properties in Yakima, the subject included. The subject's substantial decline in room revenue and overall status of this market are considered negative factors in terms of required capitalization rates.

In specific terms, the sale comparisons have indicated capitalization rates in a range from about 10.0% to 11.3%, aside from Comparison No. 1 which was essentially not generating positive income prior to the sale. The bottom of the range is represented by a sale to an owner-operator with the lowest overall property value, while the top of the range represents the purchase of the largest magnitude. In conjunction with this appraisal we have also reviewed extensive sales information from about 20 recent lodging facility transactions throughout the Pacific Northwest. As a data set these had a somewhat higher typical capitalization rate relative to the specific comparisons utilized in this appraisal.

After consideration of all of these factors, we have estimated 11.0% as the appropriate capitalization rate to be applied to the subject's income before reserves. It should be noted that this capitalization rate assumes that the underlying land is owned in fee simple, and does not account for the reduction in marketability due to the current land lease.

[RENTAL COMPARISON PHOTOGRAPHS - Comparisons 1 through 4]

[RENTAL COMPARISON MAP]

[SUPER 8 YAKIMA - Rental Comparisons Chart]

                                 INCOME APPROACH

The purpose of the Income Approach is to value an income property by analyzing likely future income and expenses to the property. In this case we have employed a Direct Capitalization Analysis, by dividing a annual forecast Year 1 net operating income (NOI) by an appropriate capitalization rate.

We have relied on a variety of sources as the basis of the forecast of NOI, including an analysis of the subject's historical income and expense. Please refer to exhibits on the following pages, which summarize the detailed expenses for the subject over the past two years, as well as a breakdown of the income on a month-by-month basis from 1994 to the present. We have also specifically compared the subject's operations with other properties in this market. We have also used expense comparisons for forecasting individual expense items, which are also summarized in an exhibit on a following page. Finally, we have considered the broader supply and demand forces at work within this specific lodging market and throughout the region. Please refer to the Lodging Market section for a detailed discussion regarding the factors which influence room sales, as well as historic and likely future trends in this area. Based on this evidence we have made a forecast of income and individual expense items for the subject property, which is found at the end of this section.

Please refer to the exhibit on the facing page. This shows the relevant details regarding the four other properties we have used for direct comparison. These include the two other competitive properties at the subject's interchange, as well as one other Yakima facility and the nearest other Super 8 Motel. Photographs of these properties as well as a map showing their location relative to the subject are found on the previous pages.

RENTAL COMPARISONS

Rental comparison No. 1 is the Days Inn, located 1/4 mile north of the subject in Union Gap. This 118 room limited service motel was recently renovated, and has a similar overall room quality and orientation to the subject. Like the subject it generates a significant business from the trucker segment, partly as a result of an adjacent truckstop with common ownership. It is our understanding that this property has an average occupancy at about 60%, with an ADR slightly higher than the subject as well. The current rates are about $5.00 higher overall, with significant variation in rates from winter to summer.

Rental comparison No. 2 is the Quality Inn, previously described as Sale Comparison No. 1. This property is located almost directly adjacent to the west of the subject, but lacks the subject's direct freeway visibility. Despite the relatively strong franchise affiliation this property has lower occupancy than the subject at about 50%, with slightly lower room rates as well. This property offers substantial discounting during the slower winter months and also offers trucker parking, although it is less extensive and not as well utilized as the parking at the subject. This property also increases rates in the summer more than the subject, with $10 - 15 increases resulting in single rack rates in the $60 to $65 range. Overall this comparison is considerably inferior to the subject without the modem appearance, and amenities such as the indoor pool.

[SUPER 8 YAKIMA - Monthly Rooms Revenue History Chart]

Rental Comparison No. 3 is one of the many older limited service properties located along the N. 1st Street corridor in Yakima. Of these the Motel 6 provides the most direct competition due to a recent renovation about three years ago, and despite the exterior entrance configuration and somewhat dated appearance provides reasonably similar quality rooms. Typical of Motel 6 properties, this comparison has substantially lower room rates with no discounting, with a single rate at about $33 and double rate of $39. This property is estimating about 50% occupancy for 1998, which is down slightly from their performance in 1997, with the ADR holding about even.

The final comparison is the 101 room Super 8 Motel located in Ellensburg, about 40 miles northwest of the subject. This is the next nearest Super 8 to the subject, and is located in the same overall Central Washington lodging market. It is very similar in terms of overall quality, occupancy, and room rates, with a slightly lower occupancy resulting in a RevPar that is nearly identical to the subject, and like the subject's operations experienced a substantial decline from 1987 to 1998.

SUBJECT ROOM RATES

The subject property currently has rack or asking rates of $48.88 for a 1-person single room, and $56.88 for a 2-person double room. The only standard discount offered is the VIP plan, which results in a 10% discount off rack rates to a rate of $43.99 single and $51.19 double. Since enrolling in the VIP plan has a nominal cost that is about commensurate with the discount the first time it is used, most rooms are sold at the 10% discounted rates. Truckers represent about 20% of the rooms sold, and are strong ongoing business, with a further discounted rate of $39.99. Looking forward, the rack rates are to be escalated to $55.88 single and $64.88 double for the 1999 summer season from 5/28 - 9/6. These rates are consistent with those offered by the nearby competitive properties, and the subject rate structure appears reasonable and at market.

MONTHLY ROOMS REVENUE HISTORY

The figures on the facing page indicate the average occupancy, average daily rate, and revenue per available room on a month-by-month basis for the property since January 1994. Below each table are the figures for the one-year period November 1997 through October 1998 as well as for the previous 12-month period. Over the last year, the subject averaged 56.2% occupancy at an ADR of $48.72, with a calculated RevPar of $27.40. For a 95-room limited service property in a secondary market in the Northwest, these figures are about typical and economic. However, occupancy and RevPar have declined significantly over the last 4 years, averaging a loss of about 7%/year. This is the impact of new construction in this market, without substantial overall market growth. A similar number of rooms are sold in total, split up between more properties with corresponding lower average occupancy. Conversely, new construction requires higher rates to be economically feasible, and the subject and market ADR has generally increased over this period, offsetting some of the occupancy loss. We do not anticipate substantial additional new construction in the near term in this market, and view the current market and subject rates and occupancies as stabilized at this time.

[SUPER 8 YAKIMA - Income & Expense History Chart]

FORECAST OF ADR AND OCCUPANCY

Please refer to the Market Analysis, in which the broader supply and demand forces and factors which influence room sales in this market are discussed. The current rates and recent history of the subject are consistent with these forces and with the empirical indications from other similar properties. After considering the specific history at the subject property, supply and demand forces within this market, evidence from other Super 8 motels, and indications from the competitors, we have made the forecast of Year 1 ADR and occupancy for the subject as follows; For the year 1999 we have forecast the subject's ADR at $49.50. This represents an increase of 1.6% over the most recent 12 months figures. With 20% of rooms sold to truckers at about $40, the implied average rate for the other rooms is $51 - $52, which is consistent with the asking VIP rates currently in effect and planned for the summer season. We have forecast occupancy for this time period at 55.0%. This represents a slightly reduction from the current most recent 12 months occupancy at 56.2%, but slows down the rate of decline that has previously been exhibited. This is due to the fact that the other properties are expected to approach stabilization during this period, along with continued moderate increases in demand for the market as a whole. This combination of factors results in a RevPar of $27.22, virtually unchanged from the last year.

INCOME AND EXPENSE FORECAST

Please note the figures on the facing page which summarize the income and expenses for the subject over the past two years. An exhibit on the following page summarizes individual income and expense items for two other similar Super 8 motels, and an average for a survey of similar properties in the United States in 1997. These properties bracket the subject in terms of ADR and occupancy, as well as in terms of age and overall quality. Together, these indications and the preceding discussion form the basis for our income and expense estimate for 1999.

The subject history is summarized from detailed accounting provided by management. Expenses exclude interest, depreciation, and professional fees (generally accounting and legal), which are related to ownership and not real estate interests. Also, the expenses exclude land lease payments, since we will first estimate the income and value of the property as if owned fee simple, and subsequently make a specific adjustment for the impact of the land leases. The subject property is essentially owned and managed by a central organization that also operates about 25 other Super 8 Motels in the Northwest. Thus it is not only part of the Super 8 franchise chain, but is also centrally operated and locally managed along with other properties. Certain expense items, such as many administrative expenses, marketing, and professional management are incurred off-site, and directly charged to the subject property and to the other properties under the same management. This allows for the good and cost-effective central administration, and quality control of operations.

[SUPER 8 YAKIMA - Expense Comparisons Chart]

The subject history and the comparison properties are analyzed not only on total dollars, but also on $/room, $/Room Sold, and % of Total Income. All of these units of comparison are considered and used in our following forecast. As previously discussed, we have forecast an ADR of $49.50 and a 55% occupancy, which results in a 1999 rooms revenue forecast of $944,027. Telephone income has been forecast at $0.45/room sold, while telephone expense has been estimated at $0.50/room sold, for a slight loss for this operated department. Other Income includes vending income, faxes, guest laundry, etc., and represents less than 2% of total income at a forecast of $0.85/room sold.

Rooms expenses accounts for cleaning, supplies and front desk labor. Although this expense category is mostly variable with occupancy, larger properties are more efficient in this category because of the fixed cost of front desk labor. Also, some hotels account for on-site management and other labor in this category instead of in Administrative and General, where we have accounted for on-site management. These two expense categories should be viewed and analyzed together for full understanding of operations. We have forecast Rooms expenses at $1,900/room, or about $9.46/room sold. Administrative and General expenses include on-site managers, credit card discounts, supplies, business taxes, and direct reimbursement charges for offsite administration, training, hotel accounting quality control and other charges. Some of these offsite expenses relate to ownership accounting and would be expected to decline under generic individual ownership. The level of quality control and administrative management for the subject is somewhat higher than typical. Although this maintains the long-term viability of the property, many purchasers would plan on incurring less expense in the short term, and our slightly diminished forecast at 14% of total income considers these issues. The combined total of Rooms and Administrative & General appears reasonable and consistent with other properties.

Franchise fees are currently 5% of Rooms revenue. However, current fees for Super 8 and other similar franchises are higher, and the rates at the subject are "grandfathered" at a historically lower level. A new purchaser would incur a total franchise fee of 8% of Rooms, which is our forecast. A strong franchise affiliation is important in order to maintain market share in this competitive lodging market. Much of the subject's room sales come from the central reservations system, and the subject's strong name recognition and repeat business are significant factors that would not be possible without such affiliation. The forecast income implicitly assumes that such affiliation will continue, and would be lower if this expense item were reduced or eliminated.

Marketing has been estimated at $150/room, or $14,250 in total. This is somewhat higher than the recent historical expenses at the subject of less than $10,000/year. Given the increased competition in this market, it is our opinion that the subject will have to increase their marketing efforts in order to prevent further erosion of a market share. Operations and Maintenance have been estimated at $450/room. This is an item which varies considerably from property to property and from year to year. This expense forecast assumes ongoing

[YAKIMA SUPER 8 - Income and Expense Forecast & Capitalization Analysis Chart] maintenance on a stabilized basis, and accounts for the effective age of the property and the current condition of the improvements. Because of the good condition and recent renovation of the subject, a new purchaser may forecast less maintenance in the near term, but this stabilized forecast is consistent with a longer-term perspective. Energy and Utilities have been estimated at $675/room.

Management is forecast at 4.0% of effective gross income, or about $39,000 annually. This accounts for professional management on top of direct charges, and is considered to be a typical level required for competent professional management for a property of this size and complexity. Taxes for real and personal property have been estimated based on the current tax assessment. Insurance for property has been estimated at $150/room, or $14,850.

The sum total of this expense forecast is $602,870, or $6,346/room. This is about 4.6% higher than the reported expenses for the property in the last 12 months. Overall, the expense ratio is about 62%, which is reasonable and typical for similar properties.

NET OPERATING INCOME BEFORE LAND LEASE

Please note the exhibit on the facing page, which summarizes the forecast of income and expenses for the property as previously discussed. The Year 1 net operating income, before land lease or reserves, is forecast at $365,949.

CAPITALIZATION ANALYSIS - FEE SIMPLE ESTATE

The anticipated net operating income is divided by a capitalization rate which has been derived from an analysis of the sale comparisons. This rate as previously derived in the Sale Comparison Approach is 11%. Applying this rate to the forecast NOI results in an indicated Income Approach value of $3,326,811.

REPLACEMENT RESERVES

Although net income from motel properties is often capitalized prior to deductions for replacement reserves, reserves are an important factor in motel ownership and requires careful consideration as it significantly impacts net cash flow. Reserves are required to replace items with shorter lives than the building itself. In the case of motels it relates primarily to the replacement of the furnishings, fixtures, and equipment (F,F,&E), carpet and flooring. A large portion of this takes the form of rooms furnishings which have a relatively short economic life span. In order for facilities to remain competitive, the economic life of these components would generally be considered to be in the range of five to ten years. The remainder of the F,F,&E costs involve items such as common area furnishings, front desk and administrative equipment, pool and spa equipment, etc. These items generally have a longer economic life than the room furnishings, but shorter than the building as a whole. Other required reserve items include roof replacement, parking lot re-paving, and HVAC equipment. In consideration of these factors we have estimated required replacement reserves at 3% of total income, or $29,065 initially. This is the equivalent of about $306/room annually. Subtracting this figure from the forecast net operating income would result in a net cash flow of

$336,884 before land lease. We note that based on the Income Approach fee simple value conclusion, the capitalization rate after reserves have been deducted is 10.1%

INCOME APPROACH VALUE OF LEASEHOLD ESTATE

This capitalized NOI excludes the land lease payments, and the derived capitalization rate is also prior to consideration of the value loss due to the loss of reversion and reduced marketability of the leasehold property. Please refer to the section at the end of the Sale Comparison Approach for discussion of the total value loss due to the leasehold interest. The total magnitude of this adjustment has been estimated at $1,340,000. Deducting this from the fee simple Income Approach value above results in an Income Approach value of the leasehold estate of $1,990,000, rounded.

Please note that the net cash flow to the leasehold estate is the fee simple NOI less the land lease payment of $98,569, so that the leasehold NOI is $267,381. A purchaser at a cost of $1,990,000 would achieve a going-in capitalization rate for the leasehold estate of 13.4%, which is considerably higher than the 11.0% estimated for the fee simple estate. The additional return in the near term compensates the buyer for the diminished marketability of the leasehold position, and for the eventual potential loss of improvement ownership at the termination of the land lease. Please refer back to the discussion of the recent offer for the leasehold position in the Silver Cloud, which indicated a 12.4% leasehold cap rate for that property with a similar situation in an urbanized location. This offer indicates the viability of the leasehold adjustment process and of the Income Approach value conclusion.

INCOME APPROACH CONCLUSION

In conclusion, the value indicated for the leasehold estate of the subject property by the income approach is $1,990,000.

                     RECONCILIATION AND FINAL VALUE ESTIMATE

The values indicated by the two approaches used in this report are as follows:


        Sale Comparison Approach - Leasehold Estate       $2,160,000
        Income Approach - Leasehold Estate                $1,990,000


Reconciliation is the process of assigning different weight or emphasis to each of the approaches to valuation used in the report to arrive at a final value estimate. The primary considerations are the reliability of the data and the applicability of each method for valuing the particular property.

In this case we had fairly good information regarding the sales of numerous lodging facilities to use for comparison. These included five sales of limited-service properties that are generally similar physically to the subject. All of these transactions occurred in 1997 or 1998 and no market conditions adjustment was considered necessary. The sales resulted in a fairly wide range in each of the units of comparison. After adjustment, the indications from this approach are considered fairly compelling with the subject within the range indicted by the comparisons. An additional adjustment to the Sale Comparison Approach was required for the leasehold position of the subject. Overall, we have given this approach significant weight in the final value conclusion. This approach also provides indications of general marketability and required income characteristics.

For lodging facilities, investors typically place a great deal of emphasis on the income producing capabilities of the property. This is particularly true as the properties get larger and the nature of likely purchasers tend to become more institutional. In this instance the physical characteristics of the subject would place it at the lower end of this spectrum with more likely desirability to potential owner operators. We have excellent detailed information regarding the subject's historical operating performance. This factor combined with confidential information from other similar properties and analysis of the broader supply and demand forces in this market results in a fairly reliable forecast of future net operating income. This, combined with strong information regarding required capitalization rates from the sale comparisons results in a fairly reliable Income Approach value estimate as well. Because of the reliability of the information considered in this approach as well as the relevance of the approach to many potential purchasers of the property we have placed a significant amount of weight on the indications of this approach in the final value conclusion.

In the final analysis we believe that both approaches were relevant and compelling, and have placed a considerable weight on the indications of each.

                                           Effective           Value
Description                                Valuation Date      Conclusion
-----------                                --------------      ----------
Current Market Value - Leasehold Estate     1/1/99               $2,080,000


The above value estimate is commensurate with a reasonable marketing and exposure time of one year. The market value includes furnishings, fixtures, and equipment (F,F,&E), including both permanently affixed real estate, and personal property. The contributory value of F,F,&E is estimated to be $300,000, which includes personal property of $210,000.

                                     ADDENDA



Authorization Letter

Hotel Sale Comparison Details

Yakima County Area Description

Appraisers' Experience & Qualifications

[AUTHORIZATION LETTER SEPARATION PAGE]

USBank                                       U.S. BANCORP
                                             Appraisal Department WWH411
                                             1301 Fifth Avenue
                                             Mezzanine Level
                                             Seattle, WA 98101
                                             206-344-4510
                                             206-344-4694 Fax

December 9, 1998

E. Bates McKee, MAI
McKee and Schalka
701 Fifth Avenue, Suite 6750
Seattle, WA 98104

RE:  Super 8 Motels
     USBADW Files A98 529 through 534

Dear Mr. McKee,

This letter will confirm our telephone conversation in which you agreed to prepare complete self-contained appraisal reports on the captioned properties. These reports should comply with Regulation 12 CFR Part 34 of the Office of the Comptroller of the Currency titled Real Estate Appraisals as revised in Federal Register Vol. 59. No. 108, dated June 7 199__, and must comply at a minimum to the current Uniform Standards of Professional Appraisal Practice of the Appraisal Standards Board, which the regulation adopts in full.

Please note that your timely responses to issues raised in the review process is considered part of this appraisal assignment.

The subject property consists of existing Super 8 Motels located Federal Way, Sea-Tac, Bremerton, and Yakima Washington and Portland, Oregon.

The subject property consists of existing Super 8 Motels located Federal Way, Sea-Tac, Bremerton, and Yakima Washington and Portland, Oregon.

The purpose of appraisal is to estimate market value for mortgage lending purposes.

Your report should provide tie following values of the subject's fee simple and leasehold values as appropriate:

        Market Value "as-is:"

A copy of this engagement letter must be included within the addenda of the appraisal report. Please include the license or certification numbers of all signatory appraisers on


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
the letter of transmittal. Additionally, please state the registration number of any appraisal assistants who provide significant contribution to the analysis in the report.

If your appraisal report ;includes a Discounted Cash Flow model, please provide the name of your program and include a copy of your computer disk as part of your submission.

For additional subject property information please contact me following individuals:


Name                        Phone Number.
----                        -------------
Property Background:          Karl Schaffer              206-344-4551

Access Instructions           Jerry Whitcomb/(Owner)     360-943-8000

You agreed to deliver the completed appraisal report by December 31, 1998 and you estimated your fee not to exceed

Please inform me within five business days from the date of this letter if any subject property information needed to complete the assignment is not available. If you do not contact me within five business days, it will be assumed that you hay. all the required subject property information needed.

The placement of this appraisal assignment was partially based on your agreed delivery date. The Appraisal Division reserves the right to impose a penalty of $100 per day for each business day the appraisal is late. This penalty may be incurred unless you receive advance written authorization revising the delivery date.

Your fee will be paid upon the satisfactory review of the submitted appraisal report. If the appraisal report is cancelled at any time, you will be paid for your services to date,

Please send 10 original copies of the appraisal report, along with your invoice to rile address shown below:

                     U.S.BANCORP APPRAISAL DEPARTMENT
                     I301 Fifth Avenue, Mezzanine Level, WWH-411
                     Seattle, WA 98101

You are not authorized to release any information regarding the content or conclusion of the appraisal report to anyone without prior written approval from U.S. Bancorp.

Any modification of this agreement, or necessary, deviation, must be specifically approved by the Appraisal Division.

As confirmation of receipt of this package and agreement with the aforementioned terms, please sign below and return to my attention.

Sincerely,

  /s/
-------------------------------
Karl Schaffer
Senior Review Appraiser
U.S. BANCORP APPRAISAL DEPARTMENT



cc: Don Henry, WWH-784



Agreed and approved:


-------------------------------              -----------------
       (Signature)                                 (Date)


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
[HOTEL SALE COMPARISON DETAILS SEPARATION PAGE]

Hotel Sale Comparison Number:       1

Name:              Quality Inn (former Huntley Inn) 12 Valley Mall Blvd.

City:              Union Gap     County: Yakima     State: WA

Location:          Located near a major freeway interchange in Union Gap.

Legal Desc:        191205-22019, -22020

Rooms:             85     Gross SF Area: 21,200

Age:               1973   Stories: 2

Description:       Older, exterior entrance facility located directly adjacent to the Super 8 in Union Gap.

Income Data:       The property had no income at the time of sale.

Document Price:    $1,995,000     Analysis Price: $1,995,000

Date:              05-01-98       Document No: 310034

Buyer:             Integrity Investors

Seller:            RJL Properties

Source:            Tor Morgal, Owner

Sales Data:        This property was formerly known as the Huntley Inn and has historically had low occupancies and has been a poor performer in the Yakima market. The new owner is an experienced regional operator primarily of Best Western motels. The property reportedly had no net operating income at the time of sale.

Per Room:          $23,000     Per sf GBA: $92.22

Cap. Rate:         0           EGIM:

Remarks:           The estimated 1998 occupancy was about 50%. This property has rates that have historically varied widely from season to season.

98218-2


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
Hotel Sale Comparison Number: 2

Name:              Nendel's Renton - 3700 East Valley Road

City:              Renton     County: King     State: WA

Location:          Located on the east side of East Valley Road in south Renton.
Located in close proximity to Valley Medical Center Hospital.

Legal Desc:        King County APN 302305-9117

Rooms:             130     Gross SF Area: 49,260

Age:               1986    Stories: 4

Description:       Four story, wood frame limited service lodging facility.
Building has a covered entryway. Fairly standard configuration with guest rooms centered around a common corridor. The only significant guest amenity is an indoor spa room with exercise equipment. Building was in poor to average condition at the time of sale. Building exterior is CMU block and cedar siding.

Income Data:       The 1997 occupancy for this property was about 60% at an ADR of about $46, indicating RevPar of $27.60.

Document Price:    $4,700,000

Analysis Price:    $4,900,000

Date:              11-12-98     Document No: 1650850

Buyer:             Chong S. Yi

Seller:            Golden Treasury LLC

Source:            Bill An, previous seller

Sales Data:        This property was purchased by an experienced Puget Sound
area motel developer in early 1998 who subsequently purchased the land lease, performed $125,000 in renovations, and resold the property to an owner operator. Recorded price is less than total transaction price per seller.

Per Room:          $37,692     Per sf GBA: $99.47

Cap. Rate:         Confid.     EGIM: 3.7

Remarks:           Projected reasonable cap rate in the range of 10.5%-11.5%.

98218-3

Hotel Sale Comparison Number 3

Name:              Nendel's Chehalis - 122 Interstate Ave.

City:              Chehalis     County: Lewis     State: WA

Location:          East side of Interstate 5 in Chehalis

Legal Desc:        Lewis Co. APN @005871-071-017

Rooms:             70     Gross SF Area: 20,436

Age:               1970   Stories: 2

Description:       Exterior entrance wood frame motel, in average condition at time of sale. Fairly basic rooms and furnishings; outdoor pool.

Income Data:       Confidential

Document Price     $2,275,000     Analysis Price: $2,275,000

Date:              05-14-97       Document No: 3020406

Buyer:             85 5th St. Assoc.

Seller:            Cholock Hotel Investors

Source:            buyer

Sales Data:        Purchased by experienced NW hotel operator, intends to change franchise affiliation.

Per Room:          $32,500     Per sf GBA: $111.32

Cap. Rate:         10%-11%     EGIM: 3.4-4.3

Remarks:           Older property with failed franchise affiliation, in decline prior to sale. Excellent freeway visibility and good access, but not in established lodging location; few nearby services.

97160-2


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
Hotel Sale Comparison Number: 4

Name:              Econolodge Motel - 3518 Pacific Hwy E.

City:              Fife     County: Pierce

Location:          South side of Pacific Hwy E. and north of I-5. Near Port of
                   Tacoma Rd. exit from I-5.

Legal Desc:        APN @032002-4-080

Rooms:             81     Gross SF Area: 22,195

Age:               1980     Stories: 3

Description:       Three story wood-frame limited service motel property with exterior entrance rooms. 62 vehicle parking spaces on-site, plus 9 truck parking spaces.

Income Data:       Income information confidential.

Document Price:    $2,300,000     Analysis Price: $2,300,000

Date:              08-07-96     Document No: 9608070059

Buyer:             Jung Sang and Seyoung An

Seller:            Tae Y. and Jeong J. Chae

Source:            Comps Inc and Broker, Max Lee 206 878 6666

Sales Data:        Property was previously purchased in 1995 for $2,100,000, or about $25,926/room. This purchase was at a purchase price of $2,300,000, or about $28,395/room.

Per Room:          $28,395     Per sf GBA: $103.63

Cap. Rate:                 EGIM:

Remarks:           Property has excellent access and visibility and is located between the two I-5 exits which provide access to the Port of Tacoma area.

97191-1

Hotel Sale Comparison Number: 5

Name:              Days Inn Motel-1919 N. Hutchinson

City:              Spokane     County: Spokane     State: WA

Location:          Near the Argonne Road/Interstate-90 Interchange. Property has
reasonably good freeway visibility.

Legal Desc:        Spokane County APN 45074-0703

Rooms:             92     Gross SF Area: 34,324

Age:               1983     Stories: 2

Description:       Two story, wood framed motel containing 92 rooms. Adequate parking. The site contains 2.19 acres. Older exterior entrance property located in the Spokane Valley submarket. Below average quality improvements. This is a limited service facility.

Income Data:       N/A

Document Price:    $2,636,000 Analysis Price: $2,636,000

Date:              10-08-97 Document No: 4149342

Buyer:             C7 Inc.

Seller:            RJL Properties

Source:            Representative for buyer

Sales Data:        Property became a Motel 6 subsequent to the sale.

Per Room:          $29,289     Per sf GBA: $76.80

Cap. Rate:                 EGIM:

Remarks:

98218-1

[YAKIMA AREA DESCRIPTION SEPARATION PAGE]

[YAKIMA AREA MAP]

                             YAKIMA AREA DESCRIPTION

Yakima County is located in the south-central portion of Washington state. Much of the county's land area is mountainous and unpopulated or only sparsely populated. The east slopes of the Cascade Mountain Range occupy approximately the western half of the county. The Yakima River has its source in the mountains in Kittitas County to the north of Yakima County. The river flows through the eastern half of Yakima County generally from northwest to southeast and continues eastward to flow into the Columbia River at Richland in neighboring Benton County. Within Yakima County, the river valley has many square miles of level to rolling land that has been used for farming, orchards, and ranching. Both to the north and to the south of the river valley are increasingly steeper, higher hills.

The majority of the cities and towns in the county are located along the Yakima River valley (see map on facing page). The only interstate highway in the county also follows the river valley. This is Interstate 82, which connects Interstate 90 on the north (the Seattle-Spokane east/west interstate) with Interstate 84 on the south (the Portland, Oregon-Boise, Idaho east/west route). 1-82 gives Yakima County good freeway access.

The land in Yakima County becomes increasingly arid as one moves eastward from the Cascade Mountains. Many of the areas in and around the Yakima River valley that are used for agriculture are irrigated.

POPULATION AND DEMOGRAPHICS

The table on the following page shows the population history for the whole county as well as for the incorporated cities. The city of Yakima, the county seat and largest city has a 1998 population of 64,290. Yakima County has a 1998 population of 210,500.

The rate of population growth for the county as a whole and for the city of Yakima is:


               Yakima County                       Yakima City
Year           % Increase           Time Period    % Increase
----           ----------           -----------    ----------
1980
1990           9.5%                 10 Yrs.        10.1%
1995           8.1%                 5 Yrs.         8.9%
1996           1.7%                 1 Yr           3.0%
1997           .53%                 1 Yr           1.3%
1998           .86%                 1 Yr           1.2%


We note that these population figures may not accurately reflect the variability created by the migrant farm worker population that lives and works in Yakima County during at least part of the year. A large group of migrant farm workers follows the rotating harvest of various crops throughout various portions of Washington state and sometimes throughout a multi-state area. The 1997 estimated per capita personal income in Yakima County and in the State of Washington were:

[April 1 Population of Cities, Towns, and Counties
Used for the Allocation of Designated State Revenues
State of Washington - Chart]

Yakima County                $32,741
Washington State             $42,915

EMPLOYMENT AND ECONOMIC BASE

On the following page is an exhibit obtained from an analyst at the Labor Market and Economic Analysis Branch of the State of Washington Employment Security Department. This exhibit shows the non-agricultural employment in Yakima County. It shows total annual average employment broken down by sector using a moving average for the most recent 12 month period. Yakima County had 76,000 non-agricultural jobs on average over the past year. The average unemployment rate over this period was 10%.In Yakima County, agricultural jobs are the largest segment of the job market. In 1997, for example, agricultural employment represented about 20% of the total population or 20,720 workers.

The largest employment sector in the non-agricultural category is "Services and Miscellaneous," which includes a growing number of jobs in the health care industry. (At the end of this section we have included a list of the largest employers in Yakima County. Two of the top six employers are hospitals.) Following "Services," "Government" and "Retail Trade" are tied as the next largest categories, followed by "Manufacturing." The "Manufacturing" category is heavily weighted toward food products. Just as the "Manufacturing" category is heavily influenced by the agricultural base in Yakima County, many other non-agricultural jobs are directly related to the agricultural community. These include jobs in farm, orchard, and irrigation supply firms, cold storage of food products, etc.

The major agricultural products raised in the county are fruits, vegetables, wine grapes, hops (for beer brewing), beef and dairy cattle, and other livestock. Yakima County ranks first in the United States in the number of all fruit trees, and is first in the production of apples, mint, winter pears and hops.

Although the county has not historically been a major center for high technology employment or non-agricultural-related distribution, the Ace Hardware Corporation built a major retail hardware distribution facility in Yakima several years ago serving a multi-state area. Dowty Aerospace has a facility in Yakima that is a Boeing subcontractor.

Yakima County has experienced continued population growth but has also experienced continued relatively high unemployment. The unemployment rate for calendar year 1997 for the Yakima MSA was 10%, down from 12.5% in 1995. Monthly figures show a large degree of seasonal variation due to the preponderance of agricultural jobs. Yakima quite consistently has a higher average unemployment than the state or nation as a whole. See the history of annual unemployment rates at the end of this section.

[YAKIMA COUNTY EMPLOYMENT STATISTICS - Chart]

Yakima County also draws a significant number of tourists annually. The Yakima Convention Center is one of the main area attractions with a total of 302 events from January to November 1998. This center currently has a capacity for 2,200 people and has had a total of 100,113 visitors to the facility for the first ten months of 1998. Funding was recently approved to expand the convention center so it have a total of 25,000sf of meeting space. The Yakima SunDome opened in 1990 giving Yakima a 7,750 seat facility for concerts and 6,500 seats for sporting events. This multi-purpose arena is also used for agricultural and business-related exhibitions and shows. It is located on the Central Washington Fairgrounds, another area attraction. Other area attractions include the numerous vineyard and wineries extending throughout the Yakima Valley. These wineries have established a strong reputation for producing good quality wine and are popular with tourists. Other recreation in the area includes hiking, fishing, and skiing.

TRENDS

We expect the steady population growth seen over the last decade in Yakima County to continue. We expect agriculture to continue to be the primary economic base of the county.

The city of Yakima is the urban center for the county, with regional shopping centers and the major commercial, health services for this portion of the state. It is expected that this roll will continue and gradually expand for the foreseeable future.

                        1997 YAKIMA COUNTY TOP EMPLOYERS


                                                          Number of Full-Time
No.       Employer Name                                   Equivalent Employees
---       -------------                                   --------------------
1         Yakima School District                                   1,500
2         Yakima County                                              948
3         Providence Yakima Medical Center                           914
4         Yakima Valley Memorial Hospital                            901
5         Snokist Growers                                            830
6         Tree Top, Inc.                                             800
7         City of Yakima                                             731
8         Washington Beef, Inc.                                      635
9         Shields Bag & Printing                                     479
10        West Valley School District                                440
11        Del Monte Corporation                                      438
12        Yakima Valley Community College                            432
13        Yakima Training Center                                     415
14        Selah School District                                      409
15        Boise Cascade Corporation                                  400
16        Irwin Research & Development, Inc.                         380
17        Western Recreational Vehicles, Inc.                        377
18        Noel Corporation                                           363
19        Quality Transportation                                     300
20        Safeway Stores, Inc.                                       297
21        CanAm Millwork                                             296
22        Washington Fruit & Produce Company                         285
23        EPIC                                                       275
24        Jack Frost Fruit Co.                                       275
25        East Valley School District                                265

YAKIMA COUNTY HISTORICAL ECONOMIC STATISTICS
State of Washington
Employment Security Department
Labor Market & Economic Analysis


                           1990         1991         1992         1993         1994         1995         1996         1997
                           ----         ----         ----         ----         ----         ----         ----         ----
CIVILIAN LABOR FORCE     102,300      101,600      109,300      112,700      110,900      113,400      115,300      115,200
growth rate N.A                         -0.7%          7.6%         3.1%       -1.6%          2.3%         1.7%       -0.1%
EMPLOYMENT                91,400       88,800       94,500       96,400       98,000       99,100       99,800      103,700
UNEMPLOYMENT              10,900       12,800       14,800       16,300       12,900       14,300       15,500       11,500
UNEMPLOYMENT RATE           10.7%        12.6%        13.5%        14.5%        11.6%        12.6%        13.4%        10.0%

[Yakima County Labor Market Information
Population, Labor Force and Pay Estimates
Annual Averages 1970, 1980, 1990-2997 - CHART]

[APPRAISERS' EXPERIENCE & QUALIFICATIONS - SEPARATION PAGE]

                                 McKEE & SCHALKA
               REAL ESTATE APPRAISAL SERVICES & CONSULTANTS, INC.
             701 Fifth Avenue, Suite 6750, Seattle, Washington 98104
                   Telephone (206) 343-8000 Fax (206) 386-5777

                           EXPERIENCE & QUALIFICATIONS

                               E. BATES McKEE, MAI

Mr. McKee graduated from the Massachusetts Institute of Technology in Cambridge, Massachusetts, in 1979. He received a Bachelor of Science Degree in Geology, with a Minor in Writing. He additionally completed the O-Degree program in Geology at Edinburgh University, Scotland, in 1978.

Mr. McKee received the MAI (Member of Appraisal Institute) designation in 1988. Mr. McKee founded the firm of McKee & Schalka in 1990. McKee & Schalka is a comprehensive commercial appraisal company currently employing ten professional appraisers, Mr. McKee previously joined the Seattle office of Shorett & Riely as a commercial appraiser in 1984. In 1989 he co-founded and managed the Shorett & Riely office in Bellevue, Washington.

Mr. McKee was previously employed as a Geologist with Roger Lowe Associates, Bellevue, Washington, from 1979 to 1980. His work included site evaluation of geologic and hydrologic conditions and hazards, economic feasibility analysis, and construction inspection. Mr. McKee was employed as an investment manager and analyst from 1981 to 1983. During this time he authored Optival, a computer program for analyzing stock options. Mr. McKee was subsequently employed as an investment software designer with Expert Systems, Inc., Redmond, Washington, in 1983. This position entailed design of software for analysis of real estate, stocks, bonds, options, annuities and insurance.

Mr. McKee is a Certified General Real Estate Appraiser (Washington State Certificate No. 270-11 MCKE-EE-B443RF). Mr. McKee has also completed the requirements of the continuing education program of the Appraisal Institute. In his appraisal experience, Mr. McKee has appraised and analyzed a wide variety of commercial property types, and provided critical consultation and litigation services to a diversified range of clients.

                                 McKEE & SCHALKA
               REAL ESTATE APPRAISAL SERVICES & CONSULTANTS, INC.
             701 Fifth Avenue, Suite 6750, Seattle, Washington 98104
                   Telephone (206) 343-8000 Fax (206) 386-5777

                           EXPERIENCE & QUALIFICATIONS

                              CHARLES B. McKEE, MAI

Mr. McKee graduated from the University of Washington in 1986 with a Bachelor of Arts degree in Economics. In 1988, he was a member of the U.S. Olympic Team, where he competed in the 470 Class Sailing competition, earning a bronze medal. In 1989 and 1990, he was the business manager for a residential contracting company. He joined the firm of McKee & Schalka as an appraiser in 1991, and received the MAI (Member of Appraisal Institute) designation in 1995.
He is a life-long resident of Seattle.

Mr. McKee is a Certified General Real Estate Appraiser (Washington State Certificate No. MC-KEEC-B387DM). Mr. McKee has also completed the requirements of the continuing education program of the Appraisal Institute. A partial list of the property types for which narrative appraisals have been prepared includes multi-family, lodging, retail and commercial, office, industrial, residential subdivision, medical office and special-purpose properties. Appraisals have been prepared for vacant land, as well as proposed properties and existing improvements. Interests valued include both fee simple and leased fee.